Exhibit 23.1

KPMG LLP Two Manhattan West 375 9th Avenue, 17th Floor New York, NY 10001

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-276089) on Form S-3 of Santander USA Holdings, Inc. of our reports dated February 27, 2026, with respect to the consolidated financial statements of Webster Financial Corporation, and the effectiveness of internal control over financial reporting, which reports appear in the Form 8-K of Santander USA Holdings, Inc. which is incorporated by reference in the prospectus supplement to be dated as of the date hereof, and to the reference of our firm under the heading “Experts” in such prospectus supplement.

New York, New York

June 1, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.